UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________

Commission File Number 333-202364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Benefits Committee

of Dominion Energy, Inc. and the Participants

of the Dominion Transmission and Hope Gas Union Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of Dominion Transmission and Hope Gas Union Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 22, 2017

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments:
Participant-directed investments	$157,245,299	$160,072,852

Receivables:
Notes receivable from participants	2,611,296	2,392,578
Participant contributions	411,176	192,642
Employer contributions	126,092	58,487
Accrued investment income	247	97
Receivables for securities sold	1,979,468	217,656

Total receivables	5,128,279	2,861,460

Total assets	162,373,578	162,934,312

LIABILITIES:
Payables for securities purchased	—	27,423
Benefits payable	1,091,153	—

Total liabilities	1,091,153	27,423

NET ASSETS AVAILABLE FOR BENEFITS	$161,282,425	$162,906,889

See notes to financial statements.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2016

ADDITIONS:
Contributions:
Participant contributions	$5,666,096
Rollover contributions	184,683
Employer contributions	1,695,582

Total contributions	7,546,361

Investment Income:
Interest	2,244
Dividends	3,366,548
Net appreciation in fair value of investments	12,452,685
Income from Master Trust	2,638,880

Net investment income	18,460,357

Interest income on notes receivable from participants	105,433

Total additions	26,112,151

DEDUCTIONS:
Benefits paid to participants	27,299,067
Administrative expenses	81,758

Total deductions	27,380,825

NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(1,268,674)

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN	(355,790)

NET DECREASE IN NET ASSETS	(1,624,464)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	162,906,889

End of year	$161,282,425

See notes to financial statements.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF PLAN

The following description of the Dominion Transmission and Hope Gas Union Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion Energy Transmission, Inc., formerly known as Dominion Transmission, Inc, and Hope Gas, Inc. (collectively, the Employer) represented by the United Gas Workers Union, Local 69 – UWUA, AFL-CIO who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Energy, Inc., formerly known as Dominion Resources, Inc., (Dominion Energy or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Energy Services, Inc., a subsidiary of Dominion Energy. The Northern Trust Company (Northern Trust) serves as the trustee of the Plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

b.	Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer contributes a matching amount equivalent to 50% of each participant’s contributions (up to a maximum of 6%), not to exceed 3% of the participant’s eligible earnings. For participants who have 20 or more years of service with Dominion Energy or its subsidiaries, the Employer’s matching contribution is 66.7% of each participant’s contributions (up to a maximum of 6%), not to exceed 4% of the participant’s eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees hired on or after January 1, 2011 are enrolled automatically into the Plan at a 4% tax-deferred contribution rate approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. Certain rehires and transfers are generally auto-enrolled depending on criteria such as, but not limited to, their hire date and enrollment status. This Plan also provides an employee directed auto-save feature. The auto-save feature is elective and increases the contribution percentage each year in 1% increments, up to a maximum percentage.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer’s contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Individual participant accounts invested in the Common Collective Trust Funds and the separately managed accounts are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested within the funds. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.	Participants—Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become immediately vested in their own contributions and the earnings on these amounts. Participants generally become vested in the Employer’s matching contributions and related earnings after three years of service.

f.	Forfeited Accounts—At December 31, 2016 and 2015, forfeited nonvested accounts totaled $7,289 and $18,723, respectively. During the year ended December 31, 2016, $18,945 of forfeited nonvested accounts was used to reduce employer contributions.

g.	Investment Options

•	Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65). The Plan provides for employee contributions to be invested in the following:

¡	Dominion Stock Fund(1)
¡	Interest in Master Trust(2):

Dominion Money Market Fund

Real Estate Fund

Intermediate Bond Fund(3)

S&P 500 Index Fund(3)

Small/Mid Cap Equity Index Fund(3)

Multi-Asset Class Inflation Managed Collective Investment Trust(3)

¡	Common Collective Trusts(3):

Target Retirement Income Trust I(4)

Target Retirement 2015 Trust I(5)

Target Retirement 2020 Trust I(5)

Target Retirement 2025 Trust I(5)

Target Retirement 2030 Trust I(5)

Target Retirement 2035 Trust I(5)

Target Retirement 2040 Trust I(5)

Target Retirement 2045 Trust I(5)

Target Retirement 2050 Trust I(5)

Target Retirement 2055 Trust I(5)

¡	Mutual Funds:

International Equity Fund(6)

Emerging Markets Equity Fund(7)

International Bond Fund(8)

1-3 Year Bond Fund(9)

(1)	The Dominion Stock Fund invests primarily in Dominion Energy common stock.
(2)	See Plan Interest in Master Trust in Note 3 for details about the related investment strategies.
(3)	These Funds do not have any unfunded commitments and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the Trusts to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the Trusts to other investment options based on participant elections (overnight liquidity is generally available).
(4)	The Target Retirement Income Trust is designed for investors with an intermediate-term investment horizon (at least three to five years) who are seeking a high level of current income. Normal investment mix includes 70% bonds and 30% stocks.
(5)	These Target Retirement Trusts are designed for investors seeking to retire between 2015 and 2057 and to provide for a reasonable level of income and long-term growth of capital and income. Normal investment mix: 2015 Trust I—50% bonds and 50% stocks; 2020 Trust I—40% bonds and 60% stocks; 2025 Trust I—32% bonds and 68% stocks; 2030 Trust I—25% bonds and 75% stocks; 2035 Trust I—17% bonds and 83% stocks; and 2040 Trust I, 2045 Trust I, 2050 Trust I and 2055 Trust I—10% bonds and 90% stocks.
(6)	The International Equity Fund invests primarily in common stocks of strong, undervalued companies which exhibit growing earnings based primarily in Europe and the Pacific Basin, ranging from small firms to large corporations.
(7)	The Emerging Markets Equity Fund invests primarily in equity securities issued in emerging markets around the world.
(8)	The International Bond Fund invests primarily in non-U.S. fixed income instruments and investment grade debt securities.
(9)	The 1-3 Year Bond Fund invests primarily in bonds, investment grade domestic debt obligations and other fixed income securities with maturities of 3 years or less.

•	Employer Contributions—Employer’s matching contributions are deposited in accordance with the participant’s investment directions or the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65) if the participant has not made investment directions at the time the contribution is made.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or
•	$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.	Plan Changes—Effective October 1, 2016, Dominion Energy replaced the Neuberger Berman Multi-Asset Class Inflation Managed Fund, a mutual fund, one of the investment options in the Plan, with the Neuberger Berman Multi-Asset Class Inflation Managed Collective Investment Trust, a common collective trust.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

d.	Valuation of Investments—The Plan’s investments are stated at fair value. See Notes 3 and 4 for further information.

e.	Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income from Master Trust includes dividend income and realized and unrealized appreciation (depreciation).

Investment management fees and operating expenses charged to the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion Energy pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.

h.	Payment of Benefits—Benefit payments to participants are recorded upon distribution.

i.	Transfers—In addition to the Plan, Dominion Energy also sponsors several other savings plans for employees of Dominion Energy and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion Energy and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2016, the Plan transferred $355,790 of participants’ assets to other plans.

j.	Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2016 and 2015.

k.	Accounting Standards Update—In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). The amendments in this ASU clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosure of the plan’s interest in the master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The Plan is currently evaluating the timing of adoption as well as the potential impact on the financial statements.

3.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the Dominion Money Market Fund, the Real Estate Fund, the Intermediate Bond Fund, the S&P 500 Index Fund, the Small/Mid Cap Equity Index Fund and the Multi-Asset Class Inflation Managed Collective Investment Trust are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries. Northern Trust held the assets of the Master Trust as of December 31, 2016 and 2015.

Dominion Money Market Fund—As of December 31, 2016 and 2015, the Plan’s interest in the net assets of the Fund was approximately 7%. Investment income and administrative expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Fund invests primarily in short-term securities.

The following tables present the value of the undivided investments and related investment income in the Dominion Money Market Fund:

	December 31, 2016	December 31, 2015
Short-term securities(1)	$490,090,472	$495,450,467
Asset-backed securities	14,774,495	—
Receivables	32,101	16,244
Payables	(122,620)	(67,941)

Total	$504,774,448	$495,398,770

(1)	Includes bonds, commercial papers and NT Collective Short Term Investment Fund.

Investment income for the Dominion Money Market Fund was as follows:

Year Ended December 31, 2016
Interest	$516,644
Net investment appreciation	3,430,213

Total	$3,946,857

Real Estate Fund—As of December 31, 2016 and 2015, the Plan’s interest in the net assets of the Fund was approximately 2%. The Fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund employs a value-driven approach to invest in equity securities of companies that are in the U.S. real estate business. The focus is on real estate investment trusts (REITs), as well as real estate operating companies. The Fund is diversified among property types and geographic regions primarily within the U.S. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Real Estate Fund:

	December 31, 2016	December 31, 2015
Corporate stocks	$91,505,672	$83,695,463
Short-term investment fund	1,449,669	1,830,231
Receivables	479,941	866,974
Payables	(161,925)	(464,266)

Total	$93,273,357	$85,928,402

Investment income for the Real Estate Fund was as follows:

Year Ended December 31, 2016
Interest	$8,497
Dividends	3,812,704
Net investment appreciation	3,454,127

Total	$7,275,328

Intermediate Bond Fund—As of December 31, 2016 and 2015, the Plan’s interest in the net assets of the Fund was approximately 2%. The Fund invests in privately held fixed income mutual funds that invest in U.S. government securities, corporate debt instruments, other debt instruments and money market investments which are stated at fair value based on the closing sales price reported on the pertinent exchanges on the last business day of the Plan year. The weighted average maturity of the portfolio is benchmarked to the Barclays U.S. Aggregate Bond Index, a proxy for the bond market. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The Intermediate Bond Fund consists of the following privately held mutual funds owned by the Master Trust, the strategies of which are stated below:

•	PIMCO Mortgage Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a diversified portfolio of mortgage-related securities of varying maturities, which may be represented by options, futures contracts, swap agreements, or asset-backed securities (ABS).

•	PIMCO U.S. Government Sector Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of U.S. government securities of varying maturities, or in securities that provide exposure to the U.S. government securities sector, such as options, futures contracts, swap agreements, or mortgage-backed securities (MBS).

•	PIMCO Investment Grade Corporate Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of investment grade corporate fixed income investments of varying maturities, which may be represented by options, futures contracts, and/or swap agreements.

•	PIMCO Real Return Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by options, futures contracts, or swap agreements.

•	PIMCO Short-Term Floating NAV Portfolio II—The Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity, by generally investing at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards. Bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private sector entities make up the fixed income instruments (Fixed Income Instruments).

•	PIMCO International Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its net assets in a portfolio of Fixed Income Instruments of non-U.S. issuers, representing at least three non-U.S. countries or currencies, which may be represented by options, futures contracts, swap agreements, MBS, or ABS.

•	PIMCO Emerging Markets Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of Fixed Income Instruments that economically are tied to emerging market countries, which may be represented by options, futures contracts, swap agreements, MBS, or ABS.

•	PIMCO Asset-Backed Securities Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of ABS of varying maturities, which may be represented by options, futures contracts, or swap agreements. Assets not invested in ABS may be invested in other types of Fixed Income Instruments.

•	PIMCO High Yield Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a diversified portfolio of high yield securities (junk bonds), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements, rated below investment grade by Moody’s Investors Service, Inc. (Moody’s), or equivalently rated by Standard & Poor’s Rating Services (S&P) or Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality.

•	PIMCO Municipal Sector Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of fixed income securities of varying maturities issued by or on behalf of states and local governments and their agencies, authorities and other instrumentalities (Municipal Securities), or in instruments that provide exposure to the Municipal Securities sector, such as options, futures contracts, or swap agreements.

The following tables present the value of the undivided investments and related investment income in the Intermediate Bond Fund:

	December 31, 2016	December 31, 2015
PIMCO Mortgage Portfolio	$38,581,633	$31,133,111
PIMCO U.S. Government Sector Portfolio	37,239,328	23,857,105
PIMCO Investment Grade Corporate Portfolio	25,828,939	23,777,344
PIMCO Real Return Portfolio	16,056,425	20,604,636
PIMCO Short-Term Floating NAV Portfolio II	3,969,817	16,893,156
PIMCO International Portfolio	13,522,805	14,229,313
PIMCO Emerging Markets Portfolio	11,136,035	9,583,243
PIMCO Asset-Backed Securities Portfolio	14,871,681	11,656,346
PIMCO High Yield Portfolio	8,766,092	9,513,304
PIMCO Municipal Sector Portfolio	1,948,089	1,902,211
Cash	589,966	661,399
Receivables	4,583	6,158
Payables	(145,251)	(153,567)

Total	$172,370,142	$163,663,759

Investment income for the Intermediate Bond Fund was as follows:

Year Ended December 31, 2016
Interest	$5,145,840
Net investment appreciation	1,298,105

Total	$6,443,945

S&P 500 Index Fund—As of December 31, 2016 and 2015, the Plan’s interest in the net assets of the Fund was approximately 3%. The Fund attempts to replicate the S&P 500 Index by investing in the stocks that make up the S&P 500 Index, holding each stock in approximately the same proportion as its weighting within the Index. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the S&P 500 Index Fund:

	December 31, 2016	December 31, 2015
Common Collective Trust	$501,654,643	$477,071,228

Investment income for the S&P 500 Index Fund was as follows:

Year Ended December 31, 2016
Net investment appreciation	$54,879,245

Small/Mid Cap Equity Index Fund—As of December 31, 2016 and 2015, the Plan’s interest in the net assets of the Fund was approximately 2%. The Fund seeks to approximate the risk/return objectives of the Dow Jones U.S. Completion Total Stock Market Index, an Index designed to represent all U.S. Equity issues with readily available prices, excluding the components of the S&P 500 Index. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Small/Mid Cap Equity Index Fund:

	December 31, 2016	December 31, 2015
Common Collective Trust	$298,757,939	$280,344,396

Investment income for the Small/Mid Cap Equity Index Fund was as follows:

Year Ended December 31, 2016
Net investment appreciation	$41,384,886

Multi-Asset Class Inflation Managed Collective Investment Trust—Effective October 1, 2016, the Neuberger Berman Multi-Asset Class Inflation Managed Fund, a mutual fund, was replaced by the Neuberger Berman Multi-Asset Class Inflation Managed Collective Investment Trust, a common collective trust. As of December 31, 2016, the Plan’s interest in the net assets of the Trust was approximately 12%. The Trust seeks to provide long term real returns across various markets, especially during stable to rising inflationary environments. The Trust can invest in equities, commodities, REITs, Master Limited Partnerships (MLPs), debt securities, fixed and floating rate debt as well as inflation-linked debt issued by governments and corporates both domestic and foreign and other asset classes that can offer the opportunity to outperform inflation over the long term. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Multi-Asset Class Inflation Managed Collective Investment Trust:

December 31, 2016
Common Collective Trust	$4,731,994

Investment income for the Multi-Asset Class Inflation Managed Collective Investment Trust was as follows:

Year Ended December 31, 2016
Net investment appreciation	$27,068

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

Ù	Quoted securities prices and indices
Ù	Securities trading information including volume and restrictions
Ù	Maturity
Ù	Interest rates
Ù	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the value of shares held by the Plan at year-end. Investment in the Dominion Stock Fund is stated at fair value, which has been determined by the custodian based on the fair value of the underlying investments within the fund. The Dominion Stock Fund is made up of Dominion Energy common stock specific to the Plan and other employee benefit plans of Dominion Energy and its subsidiaries and a NT Collective Short Term Investment Fund which is a Common Collective Trust Fund. Common Collective Trust Funds are stated at fair value as determined by the issuer of the Common Collective Trust Funds based on the fair value of the underlying investments.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2016 and 2015:

	2016				2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$82,424,779	$—	$—	$82,424,779	$86,040,109	$—	$—	$86,040,109
Mutual Funds:
International Equity Fund	2,896,426	—	—	2,896,426	3,340,944	—	—	3,340,944
Emerging Markets Equity Fund	30,897	—	—	30,897	9,977	—	—	9,977
International Bond Fund	84,704	—	—	84,704	36,441	—	—	36,441
Multi-Asset Class Inflation Managed Fund(1)	—	—	—	—	31,813	—	—	31,813
1-3 Year Bond Fund	10,367	—	—	10,367	6,829	—	—	6,829

Total recorded at fair value	$85,447,173	$—	$—	85,447,173	$89,466,113	$—	$—	89,466,113

Assets recorded at NAV(2):
Common Collective Trusts(3)				13,798,177				14,022,600

Total				$99,245,350				$103,488,713

(1)	The Multi-Asset Class Inflation Managed Fund was replaced in October 2016 by the Multi-Asset Class Inflation Managed Collective Investment Trust, an investment held in Master Trust, which resulted in lower annual investment management fees.
(2)	These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient which are not required to be categorized in the fair value hierarchy. The total fair value of these investments included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
(3)	See Note 1.g. Investment Options for a description of the individual investments included within this line item, and the nature and risk of each respective fund. Also included in the Common Collective Trusts is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants. The Fund’s objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemption of units on any business day. Principal preservation is also a prime objective. Admissions and withdrawals are made daily. Interest is accrued daily and distributed monthly.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2016 and 2015:

	2016				2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
Dominion Money Market Fund:
Short-term securities	$—	$470,907,098	$—	$470,907,098	$—	$495,398,770	$—	$495,398,770
Asset-backed securities	—	14,774,495	—	14,774,495	—	—	—	—

Total Dominion Money Market Fund	—	485,681,593	—	485,681,593	—	495,398,770	—	495,398,770

Real Estate Fund:
Corporate stocks	91,505,672	—	—	91,505,672	83,695,463	—	—	83,695,463

Total Real Estate Fund	91,505,672	—	—	91,505,672	83,695,463	—	—	83,695,463

Total recorded at fair value	$91,505,672	$485,681,593	$—	577,187,265	$83,695,463	$495,398,770	$—	579,094,233

Assets recorded at NAV(2):
Common Collective Trusts(3)				826,005,116				759,648,563
Intermediate Bond Fund(4)				172,370,142				163,663,759

Total assets recorded at NAV				998,375,258				923,312,322

Total investments				$1,575,562,523				$1,502,406,555

(1)	As discussed in Note 3, the Plan’s interest in the net assets of the Master Trust at December 31, 2016 and 2015 was as follows: Dominion Money Market Fund (7% for both periods) and Real Estate Fund (2% for both periods).
(2)	These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient which are not required to be categorized in the fair value hierarchy. The total fair value of these investments included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
(3)	See Note 1.g. Investment Options for a description of Common Collective Trusts and Plan Interest in Master Trust in Note 3 for details about the related investment strategies. Also included in the Common Collective Trusts is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants. The Fund’s objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemption of units on any business day. Principal preservation is also a prime objective. Admissions and withdrawals are made daily. Interest is accrued daily and distributed monthly.
(4)	See Note 3 for details about the related investment strategies.

5.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

The Plan obtained its latest determination letter on November 21, 2011, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. The Plan has identified certain immaterial operational and administrative issues. The Plan sponsor intends to take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS) and has recorded an associated benefits payable at December 31, 2016. As the Plan sponsor is in the process of taking necessary corrective steps, the Plan administrator believes the Plan continues to maintain its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2016, the Plan had an interest in the Master Trust and invested in shares of certain Common Collective Trusts that were managed by Northern Trust. At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2016 and 2015, the Plan’s investment in the Dominion Stock Fund included 1,076,182 and 1,272,030 shares, respectively, of common stock of Dominion Energy, the Plan sponsor, with a cost basis of approximately $66 million and $74 million, respectively. During the year ended December 31, 2016, the Plan recorded dividend income related to Dominion Energy common stock of approximately $3 million.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

SUPPLEMENTAL SCHEDULE

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 027

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost***	(e) Current Value
*	Dominion Energy, Inc.	Dominion Stock Fund		$82,424,779

		Common Collective Trusts:
*	Northern Trust Global Investments	NT Collective Short Term Investment Fund**		210,639
	The Vanguard Group, Inc.	Target Retirement Income Trust I		729,441
	The Vanguard Group, Inc.	Target Retirement 2015 Trust I		417,260
	The Vanguard Group, Inc.	Target Retirement 2020 Trust I		2,260,732
	The Vanguard Group, Inc.	Target Retirement 2025 Trust I		1,303,570
	The Vanguard Group, Inc.	Target Retirement 2030 Trust I		1,269,993
	The Vanguard Group, Inc.	Target Retirement 2035 Trust I		1,256,028
	The Vanguard Group, Inc.	Target Retirement 2040 Trust I		1,432,901
	The Vanguard Group, Inc.	Target Retirement 2045 Trust I		2,161,688
	The Vanguard Group, Inc.	Target Retirement 2050 Trust I		1,926,252
	The Vanguard Group, Inc.	Target Retirement 2055 Trust I		829,673

				13,798,177

		Mutual Funds:
	American EuroPacific Growth Fund	International Equity Fund		2,896,426
	Van Eck Securities Corporation	Emerging Markets Equity Fund		30,897
	Pacific Investment Management Co., LLC	International Bond Fund		84,704
	Northern Trust Global Investments	1-3 Year Bond Fund		10,367

				3,022,394

	Total investments excluding interest in Master Trust			99,245,350

*	Various participants	Loans to Participants (4.25%-4.5% interest rates and range of maturity dates—1/13/17 to 1/2/22)		2,611,296

	Total assets (held at end of year)			$101,856,646

*	A party-in-interest as defined by ERISA.
**	The NT Collective Short Term Investment Fund is a money market account used for temporary investment and is not an investment option for participants.
***	Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
(name of plan)

Date: June 22, 2017	/s/ Wendy Wellener
Wendy Wellener
Vice President, Dominion Energy Services, Inc. Human Resources